SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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DIRECT DIAL (8610) 6535-5599 DIRECT FAX (917) 777-5498 EMAIL ADDRESS PETER.HUANG@SKADDEN.COM	30/F, CHINA WORLD OFFICE 2 NO. 1, JIAN GUO MEN WAI AVENUE BEIJING 100004 CHINA TEL: (86-10) 6535-5500 FAX: (86-10) 6535-5577 www.skadden.com March 9, 2020

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Mr. Perry J. Hindin, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Changyou.com Limited

Schedule 13E-3

Filed by Changyou.com Limited, Sohu.com Limited, Sohu.com (Game) Limited and Changyou Merger Co. Limited

Filed on February 19, 2020

File No. 5-84817

Dear Mr. Hindin:

On behalf of Changyou.com Limited (the “Company”), Sohu.com Limited, Sohu.com (Game) Limited and Changyou Merger Co. Limited (the “Filing Persons”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 28, 2020 with respect to the Schedule 13E-3, File No. 5-84817 (the “Schedule 13E-3”) filed on February 19, 2020 by the Filing Persons. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Filing Persons, as appropriate.

Securities and Exchange Commission

March 9, 2020

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”), filed concurrently with the submission of this letter in response to the Staff’s comments. Amendment No. 1 incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of Amendment No. 1 indicating changes against the Schedule 13E-3 filed on February 19, 2020, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1. To the extent any response relates to information concerning any Filing Persons other than the Company, such response is included in this letter based on information provided to us by the responding Filing Persons and their representatives.

Special Factors, page 20

1.

Disclosure on pages 24 and 25 indicates that “the Changyou Board adopted resolutions wherein the Changyou Board, among other things, authorized and approved the execution, delivery, and performance of the Merger Agreement and the Plan of Merger and the consummation of the Merger and the other transactions relating thereto.” Please provide the disclosure required by Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 24 of Amendment No. 1.

Reasons for the Merger and Position of the Special Committee and the Changyou Board, page 25

2.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iv), (vi) and (viii) of Instruction 2 to Item 1014 and Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Changyou Board believes the Rule 13e-3 transaction is fair in the absence of such safeguard.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to pages 25, 26 and 28 of Amendment No. 1.

Securities and Exchange Commission

March 9, 2020

Position of the Buyer Group as to the Fairness of the Merger, page 27

3.

Refer to the preceding comment. Please revise this section to either include the factors described in clauses (iii), (iv), (v), (vi) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

In response to the Staff’s comment, the disclosure was added to page 29 of Amendment No. 1.

Certain Financial Projections, page 29

4.

Disclosure in the third paragraph on page 29 indicates that “[t]he Management Projections were prepared by the Company’s management in December 2019, based on certain assumptions that management then believed to be potentially achievable... reflect assumptions as of their respective time of preparation as to certain business decisions…[and] are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry performance, general international business, economic, tax, regulatory, geopolitical, market, and financial conditions…” Please revise to disclose these assumptions in greater detail.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 30 of Amendment No. 1.

Opinion of the Special Committee’s Financial Advisor, page 30

5.

Refer to the disclosure in the fourth paragraph on page 32 indicating that “Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with the Special Committee’s evaluation of the Merger, and may not be used for any other purpose without Houlihan Lokey’s prior written consent.” Please also refer to similar language contained in Houlihan Lokey’s opinion. Please disclose in the Schedule 13E-3, if true, that Houlihan Lokey has consented to use of their materials in the filing.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to page 33 of Amendment No. 1.

Miscellaneous, page 35

6.

Please revise this section to quantify any compensation received in the past two years, or to be received, by Houlihan Lokey and its affiliates as a result of its relationship with Changyou’s affiliates , including the Buyer Group. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the disclosure was added to page 36 of Amendment No. 1.

* * *

If you have any questions regarding the foregoing or wish to discuss any aspect of Amendment No. 1, please contact the undersigned by phone at +86 10 6535 5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang
Peter X. Huang

Enclosures

cc:	Xiao Chen Charles Chan Yaobin Wang Changyou.com Limited Charles Zhang Sohu.com Limited

Joanna Lv
Sohu.com (Game) Limited Changyou Merger Co. Limited
Timothy B. Bancroft, Esq.
Goulston & Storrs PC